Via Facsimile and U.S. Mail
Mail Stop 6010


December 23, 2005


Mr. David Wurzer
Executive Vice President,
CFO, and Treasurer
Curagen Corporation
555 Long Warf Drive, 11th Floor
New Haven, Connecticut

      Re:	Curagen Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
	            Filed March 14, 2005
	File No.  0-23223

Dear Mr. Wurzer:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis
Results of Operations
Research and Development Expenses, page 22
1. We noted your disclosure on page 22 of the cumulative costs to date for your major R&D projects. Please also disclose the costs incurred during each period presented on the project for each of your major research and development projects. Please provide us this disclosure in disclosure type format.

Notes to Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting
Policies
Revenue Recognition, page 53
2. Please provide us, in disclosure type format, your revenue recognition policy for grant revenue.
3. Please tell us your basis for using the percentage of completion method to recognize revenues related to your collaboration agreements. Refer to SOP 81-1 in your response, specifically paragraph .13.


Form 10-Q for the quarter ended March 31, 2005

Note 2. Significant Accounting Policy
Revenue Recognition, Instrument and Reagent Sales, page 6
4. Please provide us, in disclosure type format, your return policy
related to the sale of reagents and instruments. Provide us your analysis of why revenue recognition is appropriate under paragraph
6
of FAS 48.

Note 7. Inventory, page 9
5. Please tell us why you record non-lot controlled items at the lower of cost or market and lot controlled items on a specific identification basis.

Form 10-Q for the quarter ended September 30, 2005

Note 2. Significant Accounting Policy, page 6
6. With regards to your milestone revenue recognition policy, you state that you will recognize revenue on a straight line basis beginning on the date the milestone was earned. Please tell us the basis for that accounting methodology and the consideration given to recognizing a portion of the milestones received from Roche for past
R&D services.
Management`s Discussion and Analysis
Results of Operations

Instrument and Reagent Sales, page 15

7. With regards to your instrument sales to Roche, please tell us why it is appropriate to recognize revenue upon shipment. Confirm that you do not have an obligation to install the equipment or train personnel related to these sales. ``

Item 4(b) Changes in Internal Controls, page 38
8. You stated that "as of September 30, 2005, our disclosure controls and procedures were adequate." Unless you can confirm for us that the disclosure controls and procedures were "effective" and that you represent that you will correct in future filings, an amendment to your filing will be necessary to indicate that the controls were not effective. Please refer to Release No. 33-8238: Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports: Quarterly Evaluations of
Internal Control over Financial Reporting.

*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



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David Wurzer
Curagen Corporation
December 23, 2005
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